Exhibit 99.2

1787 Medigus VIF	Proof 3

Annual General Meeting of Shareholders	Annual General Meeting of
of Medigus Ltd. (the “Company”)	Shareholders of Medigus Ltd.
Date: September 20, 2018	to be held September 20, 2018
See Voting Instruction On Reverse Side.	For Holders as of August 21, 2018
Please make your marks like this: ☒ Use pen only

	For	Against	Abstain

1. 2. 3. 4. 5.

To re-elect each of Mr. Christopher (Chris) Rowland, Mr. Doron Birger, Mr. Eitan Machover and Ms. Efrat Venkert and to elect Mr. Yuval Yanai, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

To approve an increase to the Company’s share capital and to amend the Company’s articles of association accordingly;

To approve the compensation policy for executives and directors;

a.  Are you a controlling shareholder in the Company or

      have a personal interest in the approval of resolution

     No. 3

(Please note: If you do not mark either Yes or No, your shares will not be voted for proposal 3).

To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018, and its service until the annual general meeting of shareholders to be held in 2019.

To vote on the proposal of L.I.A Pure Capital Ltd. to elect Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company (the Company’s board of directors recommends shareholders vote “AGAINST” this proposal);

	☐ ☐ ☐ ☐ Yes ☐ For ☐	☐ ☐ ☐ ☐ No ☐ Against ☐	☐ ☐ ☐ ☐ Abstain ☐

     ● Mark, sign and date your Voting Instruction Form.

     ● Detach your Voting Instruction Form.

     ● Return your Voting Instruction Form in the
        postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on September 17, 2018.

PROXY TABULATOR FOR

MEDIGUS LTD.

P.O. BOX 8016

CARY, NC 27512-9903

The Company’s Board of Directors Recommends Shareholders Vote “FOR” Proposal Nos. 1, 2, 3 and 4 and “AGAINST” Proposal No 5.

Please Refer To The Proxy Statement dated August 16, 2018, for additional information.

EVENT #

CLIENT #

Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above	Copyright © 2018 Mediant Communications Inc. All Rights Reserved

1787 Medigus VIF.indd 1	8/15/2018 1:12:30 PM

1787 Medigus VIF	Proof 3

MEDIGUS LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on September 17, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 21, 2018, at the Annual General Meeting of the Shareholders of Medigus Ltd. to be held on September 20, 2018, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite the agenda item.

2. It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

(Continued and to be marked, dated and signed, on the other side)

1787 Medigus VIF.indd 1	8/15/2018 1:12:30 PM